

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 11, 2010

Mr. Huang Hsiao-I
Chief Financial Officer
CH Lighting International Corporation
658 Hongyan Road
Economic Development Zone
Shangyu City, Zhejiang Province 312300
The People's Republic of China

> **RE: CH Lighting International Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **File No. 000-32161**

Dear Mr. Huang:

We have reviewed your supplemental response letter dated March 8, 2010 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 22, 2010, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

<u>General</u>

1.   As requested in our original letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2009

Note 6 – Government subsidies, page F-30

2.   We note your response to comment two from our prior comment letter dated February 22, 2010. In our comment we were asking not so much for an explanation of the terms of the subsidy, but how the company determined that their sales to distributors, rather than directly to retail customers qualified for the subsidy. And if they did, how the company was able to obtain support for the sales and discount of their products by distributors to retail customers, and what information they were required to provide to the government supporting their eligibility for the subsidy.

3.   Further, in your response to comment two from our comment letter dated February 22, 2010 you state that $6,839 of government subsidies were received in 2009, however, per your Consolidated Statements of Cash Flows on page F-8, $87 thousand was received in 2008 but no cash was received from government subsidies during 2009. Please explain this discrepancy and/or revise your disclosures as appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Matthew Ogurick, Esq.
         K&L Gates LLP
         Via Facsimile: 305.358.7095